Structured Investments

Know exactly when your investments will mature.

J.P.Morgan

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All payments on these investments are subject to the credit risk of JPMorgan Chase & Co. Please see "Disclaimer" and "Certain Risk Considerations" for additional information.

Structured Investments

Know in advance how much of your investment may be returned at maturity.

J.P.Morgan

Skip intro

All payments on these investments are subject to the credit risk of JPMorgan Chase & Co.
Please see "Disclaimer" and "Certain Risk Considerations" for additional information.

Structured Investments

Know from the start what will determine returns.

J.P.Morgan

Skip intro

All payments on these investments are subject to the credit risk of JPMorgan Chase & Co.
Please see "Disclaimer" and "Certain Risk Considerations" for additional information.

Structured Investments

Choose in advance preferred thematic indices.

J.P.Morgan

Skip intro

All payments on these investments are subject to the credit risk of JPMorgan Chase & Co.
Please see "Disclaimer" and "Certain Risk Considerations" for additional information.

Structured Investments

Structured investments can offer individual investors unique risk reduction tools and diversification benefits, as well as a high level of customization.

J.P.Morgan

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All payments on these investments are subject to the credit risk of JPMorgan Chase & Co. Please see "Disclaimer" and "Certain Risk Considerations" for additional information.

What they are.

Retail structured products evolved from various institutional investment instruments that first became available in the 1970s and 80s.

These basic institutional instruments developed into today's more sophisticated structured investments across asset classes, which often overlap traditional (stocks, bonds) and non-traditional (private equity, hedge funds) investments.

Structured investments utilize various trading techniques, such as swaps and options, to provide a range of unique risk reduction and diversification strategies to retail investors — strategies that were available, until recently, only at the institutional investment level.


OVERVIEW
What they are.
What they offer.
How they work.
TYPES OF INVESTMENTS:
Certificates of Deposit
Buffered Return Enhanced Notes
Return Enhanced Notes
*
Investors should carefully review certain risk considerations.

Structured Investments

What they offer.

In general, structured investments offer investors transparent access and have most of the following features in common:

- Fixed term
- Varying levels of market downside protection
- Defined formula-based returns
- Defined underlyings



OVERVIEW
What they are.
What they offer.
How they work.
TYPES OF INVESTMENTS:
Certificates of Deposit
Buffered Return Enhanced Notes
Return Enhanced Notes
*
Investors should carefully review certain risk considerations.

Subject to the credit risk of the particular issuer.

What they offer.

In general, structured investments offer investors transparent access and have most of the following features in common:

- **Fixed term**
  Investors know exactly when their investments will mature. Terms typically range from 1 to 7 years.
- **Varying levels of market downside protection**
- **Defined formula-based returns**
- **Defined underlyings**


OVERVIEW
What they are.
What they offer.
How they work.
TYPES OF INVESTMENTS:
Certificates of Deposit
Buffered Return Enhanced Notes
Return Enhanced Notes
*
Investors should carefully review certain risk considerations.

Subject to the credit risk of the particular issuer.

What they offer.

In general, structured investments offer investors transparent access and have most of the following features in common:

- Fixed term
- **Varying levels of market downside protection**
  Investors know in advance how much of their initial investment benefits from market downside protection. Unlike many other investment products the payout formula for most structured investments provide a defined level of market downside protection. Some provide for repayment of principal in full at maturity, others supply investors full repayment of principal plus a pre-determined minimum return while others furnish investors, in exchange for higher potential returns, with partial repayment of their principal at maturity. The pre-determined level of market downside protection is only available at maturity and is subject to the credit risk, or risk of default, of the particular issuer.
- Defined formula-based returns
- Defined underlyings


OVERVIEW
What they are.
What they offer.
How they work.
TYPES OF INVESTMENTS:
Certificates of Deposit
Buffered Return Enhanced Notes
Return Enhanced Notes
* Investors should carefully review certain risk considerations.

Subject to the credit risk of the particular issuer.

Structured Investments

What they offer.

In general, structured investments offer investors transparent access and have most of the following features in common:

- Fixed term
- Varying levels of market downside protection
- **Defined formula-based returns**
  Investors know from the start what will determine returns at maturity over and above their initial investment. For example, structured investments may offer market downside protection, subject to the credit risk of the issuer, plus a defined percentage of the growth of a major equity market index.
- Defined underlyings


OVERVIEW
What they are.
What they offer.
How they work.
TYPES OF INVESTMENTS:
Certificates of Deposit
Buffered Return Enhanced Notes
Return Enhanced Notes
* Investors should carefully review certain risk considerations.

Subject to the credit risk of the particular issuer.

Structured Investments

What they offer.

In general, structured investments offer investors transparent access and have most of the following features in common:

- Fixed term
- Varying levels of market downside protection
- Defined formula-based returns
- **Defined underlyings**
  Investors can choose the types of underlying investment on which they choose to gain exposure. These may include exposure to single stocks, indices, or commodities, as well as thematic indices, such as baskets of alternative energy and environmental technology equities.



OVERVIEW
What they are.
What they offer.
How they work.
TYPES OF INVESTMENTS:
Certificates of Deposit
Buffered Return Enhanced Notes
Return Enhanced Notes
*
Investors should carefully review certain risk considerations.

Subject to the credit risk of the particular issuer.

Structured Investments

3 basic product categories for 3 specific types of investors.

J.P. Morgan's Structured Investments can be divided into several basic categories, each of which offers unique benefits designed to help specific types of retail investors realize their particular financial goals. These product categories include:

Certificates of Deposit

For investors who want market downside protection to provide for long term financial obligations.

Buffered Return Enhanced Notes

For investors with a medium term investment horizon who seek higher potential returns with some market downside protection.

Return Enhanced Notes

For investors with shorter term financial goals who want the highest potential returns in range-bound markets.

The pre-determined level of market downside protection is only available at maturity and is subject to the credit risk, or risk of default, of the particular issuer.

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How they work.

TYPES OF INVESTMENTS:

Certificates of Deposit | Buffered Return Enhanced Notes | Return Enhanced Notes

To view different investment scenarios, click on the pulsing arrows.

More market downside protection ** | Higher potential return



Investment Return (%)
+80
+60
+40
+20
-80
-60
-40
-20
0
Index Return (%)
+20
+40
+60
+80
-20
-40
-60
-80
Index Return

* Investors should carefully review certain risk considerations.

** All payments on these investments are subject to the credit risk of JPMorgan Chase & Co. Please see "Disclaimer" and "Certain Risk Considerations" for additional information.

Structured Investments

3 basic product categories for 3 specific types of investors.

J.P. Morgan's Structured Investments can be divided into several basic categories, each of which offers unique benefits designed to help specific types of retail investors realize their particular financial goals. These product categories include:

Certificates of Deposit

For investors who want market downside protection to provide for long term financial obligations.

Buffered Return Enhanced Notes

For investors with a medium term investment horizon who seek higher potential returns with some market downside protection.

Return Enhanced Notes

For investors with shorter term financial goals who want the highest potential returns in range-bound markets.

The pre-determined level of market downside protection is only available at maturity and is subject to the credit risk, or risk of default, of the particular issuer.

Back to Overview

How they work.

TYPES OF INVESTMENTS:

Certificates of Deposit | **Buffered Return Enhanced Notes** | Return Enhanced Notes

Hypothetical offer:

100% participation
20% market downside protection**

Linked to a global basket comprising the S&P 500, Eurostoxx 50 & Nikkei 225 indices.

No interest or dividends paid.

Participation rates and market downside buffer are at maturity.

Returns may be limited to a max. return

Matures in 3 years.



More market downside protection **
Higher potential return
Investment Return (%)
+80
+60
+40
+20
100% Participation
-80
-60
-40
-20
0
Index Return (%)
+20
+40
+60
+80
-20
-40
-60
-80
Index Return
20% Market Downside Protection **

* Investors should carefully review certain risk considerations.

** All payments on these investments are subject to the credit risk of JPMorgan Chase & Co. Please see "Disclaimer" and "Certain Risk Considerations" for additional information.

Structured Investments

3 basic product categories for 3 specific types of investors.

J.P. Morgan's Structured Investments can be divided into several basic categories, each of which offers unique benefits designed to help specific types of retail investors realize their particular financial goals. These product categories include:

Certificates of Deposit

For investors who want market downside protection to provide for long term financial obligations.

Buffered Return Enhanced Notes

For investors with a medium term investment horizon who seek higher potential returns with some market downside protection.

Return Enhanced Notes

For investors with shorter term financial goals who want the highest potential returns in range-bound markets.

The pre-determined level of market downside protection is only available at maturity and is subject to the credit risk, or risk of default, of the particular issuer.

Back to Overview

How they work.

TYPES OF INVESTMENTS:

Certificates of Deposit | **Buffered Return Enhanced Notes** | Return Enhanced Notes

Hypothetical offer:

109% participation 15% market downside protection**

Linked to a global basket comprising the S&P 500, Eurostoxx 50 & Nikkei 225 indices.

No interest or dividends paid.

Participation rates and market downside buffer are at maturity.

Returns may be limited to a max. return

Matures in 3 years.



More market downside protection **
Higher potential return
Investment Return (%)
+80
+60
+40
+20
-80
-60
-40
-20
0
Index Return (%)
+20
+40
+60
+80
109% Participation
Index Return
15% Market Downside Protection **

* Investors should carefully review certain risk considerations.

** All payments on these investments are subject to the credit risk of JPMorgan Chase & Co. Please see "Disclaimer" and "Certain Risk Considerations" for additional information.

Structured Investments

3 basic product categories for 3 specific types of investors.

J.P. Morgan's Structured Investments can be divided into several basic categories, each of which offers unique benefits designed to help specific types of retail investors realize their particular financial goals. These product categories include:

Certificates of Deposit

For investors who want market downside protection to provide for long term financial obligations.

Buffered Return Enhanced Notes

For investors with a medium term investment horizon who seek higher potential returns with some market downside protection.

Return Enhanced Notes

For investors with shorter term financial goals who want the highest potential returns in range-bound markets.

The pre-determined level of market downside protection is only available at maturity and is subject to the credit risk, or risk of default, of the particular issuer.

How they work.

TYPES OF INVESTMENTS:

Certificates of Deposit | **Buffered Return Enhanced Notes** | Return Enhanced Notes

More market downside protection ** — Higher potential return

Hypothetical offer:

130% participation
5% market downside protection**

Linked to a global basket comprising the S&P 500, Eurostoxx 50 & Nikkei 225 indices.

No interest or dividends paid.

Participation rates and market downside buffer are at maturity.

Returns may be limited to a max. return

Matures in 3 years.



Investment Return (%)
+80
+60
+40
+20
-80
-60
-40
-20
0
Index Return (%)
+20
+40
+60
+80
-20
-40
-60
-80
130% Participation
Index Return
5% Market Downside Protection **

*
Investors should carefully review certain risk considerations.

** All payments on these investments are subject to the credit risk of JPMorgan Chase & Co.
Please see "Disclaimer" and "Certain Risk Considerations" for additional information.

Structured Investments

3 basic product categories for 3 specific types of investors.

J.P. Morgan's Structured Investments can be divided into several basic categories, each of which offers unique benefits designed to help specific types of retail investors realize their particular financial goals. These product categories include:

Certificates of Deposit

For investors who want market downside protection to provide for long term financial obligations.

Buffered Return Enhanced Notes

For investors with a medium term investment horizon who seek higher potential returns with some market downside protection.

Return Enhanced Notes

For investors with shorter term financial goals who want the highest potential returns in range-bound markets.

The pre-determined level of market downside protection is only available at maturity and is subject to the credit risk, or risk of default, of the particular issuer.

Back to Overview

How they work.

TYPES OF INVESTMENTS:

Certificates of Deposit | Buffered Return Enhanced Notes | **Return Enhanced Notes**

More market downside protection ** — Higher potential return

Hypothetical offer:

150% participation
37% max. return

Linked to a global basket comprising the S&P 500, Eurostoxx 50 & Nikkei 225 indices.

No interest or dividends paid.

Participation rates are at maturity.

Returns will be limited to a max. return

Matures in 18 months.



Investment Return (%)
+80
+60
+40
+20
-80
-60
-40
-20
0
Index Return (%)
+20
+40
+60
+80
-20
-40
-60
-80
37% Max. Return
150% Participation
Index Return

* Investors should carefully review certain risk considerations.

** All payments on these investments are subject to the credit risk of JPMorgan Chase & Co. Please see "Disclaimer" and "Certain Risk Considerations" for additional information.

Structured Investments

3 basic product categories for 3 specific types of investors.

J.P. Morgan's Structured Investments can be divided into several basic categories, each of which offers unique benefits designed to help specific types of retail investors realize their particular financial goals. These product categories include:

Certificates of Deposit

For investors who want market downside protection to provide for long term financial obligations.

Buffered Return Enhanced Notes

For investors with a medium term investment horizon who seek higher potential returns with some market downside protection.

Return Enhanced Notes

For investors with shorter term financial goals who want the highest potential returns in range-bound markets.

The pre-determined level of market downside protection is only available at maturity and is subject to the credit risk, or risk of default, of the particular issuer.

Back to Overview

How they work.

TYPES OF INVESTMENTS:

Certificates of Deposit | Buffered Return Enhanced Notes | **Return Enhanced Notes**

More market downside protection ** | Higher potential return

Hypothetical offer:

200% participation
30% max. return

Linked to a global basket comprising the S&P 500, Eurostoxx 50 & Nikkei 225 indices.

No interest or dividends paid.

Participation rates are at maturity.

Returns will be limited to a max. return

Matures in 18 months.



Investment Return (%)
+80
+60
+40
30% Max. Return
200% Participation
-80
-60
-40
-20
0
Index Return (%)
+20
+40
+60
+80
Index Return

*
Investors should carefully review certain risk considerations.

** All payments on these investments are subject to the credit risk of JPMorgan Chase & Co. Please see "Disclaimer" and "Certain Risk Considerations" for additional information.

Structured Investments

3 basic product categories for 3 specific types of investors.

J.P. Morgan's Structured Investments can be divided into several basic categories, each of which offers unique benefits designed to help specific types of retail investors realize their particular financial goals. These product categories include:

Certificates of Deposit

For investors who want market downside protection to provide for long term financial obligations.

Buffered Return Enhanced Notes

For investors with a medium term investment horizon who seek higher potential returns with some market downside protection.

Return Enhanced Notes

For investors with shorter term financial goals who want the highest potential returns in range-bound markets.

The pre-determined level of market downside protection is only available at maturity and is subject to the credit risk, or risk of default, of the particular issuer.



Back to Overview
TYPES OF INVESTMENTS:
How they work.
Certificates of Deposit
Buffered Return Enhanced Notes
Return Enhanced Notes
Hypothetical offer:
250% participation
27% max. return
Linked to a global basket comprising the S&P 500, Eurostoxx 50 & Nikkei 225 indices.
No interest or dividends paid.
Participation rates are at maturity.
Returns will be limited to a max. return
Matures in 18 months.
More market downside protection **
Higher potential return
Investment Return (%)
+80
+60
+40
27% Max. Return
250% Participation
-80
-60
-40
-20
0
Index Return (%)
+20
+40
+60
+80
Index Return
*
Investors should carefully review certain risk considerations.

** All payments on these investments are subject to the credit risk of JPMorgan Chase & Co. Please see "Disclaimer" and "Certain Risk Considerations" for additional information.

Structured Investments

Look into the future.
And like what you see.

J.P. Morgan's buffered return enhanced investments are designed to help investors realize both medium and shorter term investment goals.

These products may appeal especially to investors with moderate risk tolerance who are seeking to optimize portfolio performance.

Return Profile: Some market downside risk in exchange for enhanced growth potential.

Benefit: Potentially higher returns relative to investments that offer the full repayment of your principal at maturity.

Time: Maturities typically range from 1 to 3 years.


OVERVIEW
What they are.
What they offer.
How they work.
TYPES OF INVESTMENTS:
Certificates of Deposit
Buffered Return Enhanced Notes
Return Enhanced Notes
*
Investors should carefully review certain risk considerations.

All payments on these investments are subject to the credit risk of JPMorgan Chase & Co. Please see "Disclaimer" and "Certain Risk Considerations" for additional information.

Put your short term financial goals on a faster track.

J.P. Morgan's return enhanced investments are designed to help investors whose goal is to outperform the market over the short term.

These products are specifically designed to add alpha to the portfolios of investors who anticipate low market returns in the near term.

Return Profile: In exchange for no market downside protection in the payout formula and accepting a maximum return, the potential to double or triple market returns.

Benefit: Potential for significant outperformance in moderately bullish markets.

Time: Maturities typically range from 1 to 3 years.


OVERVIEW
What they are.
What they offer.
How they work.
TYPES OF INVESTMENTS:
Certificates of Deposit
Buffered Return Enhanced Notes
Return Enhanced Notes
*
Investors should carefully review certain risk considerations.

All payments on these investments are subject to the credit risk of JPMorgan Chase & Co.
Please see "Disclaimer" and "Certain Risk Considerations" for additional information.

SEC Legend:

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings of securities to which these materials relate. Before you invest in any offering of securities by JPMorgan Chase & Co., you should read the prospectus in that registration statement, each prospectus supplement, as well as the particular product supplement ,underlying supplement, term sheet and any other documents that JPMorgan Chase & Co. has filed with the SEC relating to such offering for more complete information about JPMorgan Chase & Co. and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the particular offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free 866-535-9248.

Certificate of Deposit Legend:

The information contained in this document is for discussion purposes only. The final terms of any Certificates of Deposit offered by JPMorgan Chase Bank, N.A., may be different from the terms set forth herein and any such final terms will depend on, among other things, market conditions on the applicable pricing date for such Certificates of Deposit. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent term sheet and/or disclosure supplement, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such term sheet and/or disclosure supplement, such term sheet and/or disclosure supplement shall govern.

IRS Circular 230 Disclosure:

This communication was written in connection with the promotion or marketing, to the extent permitted by applicable law, of the transaction(s) or matter(s) addressed herein by persons unaffiliated with JPMorgan Chase & Co. However, JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, to the extent this communication contains any discussion of tax matters, such communication is not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties. Any recipient of this communication should seek advice from an independent tax advisor based on the recipient's particular circumstances.

Other Legends:

Investment suitability must be determined individually for each investor, and the financial instruments described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for JPMorgan Chase &Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE, and SIPC. Clients should contact their salesperson at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

REN Risk Considerations

General Risk Considerations

Certain Risk Considerations – Return Enhanced Notes (RENs)

YOUR INVESTMENT MAY RESULT IN A LOSS– RENs do not guarantee any return of principal. The return on the RENs at maturity is linked to the performance of the applicable underlying index and will depend on whether and the extent to which the underlying index return is positive or negative during the term of the RENs.

YOUR MAXIMUM GAIN ON THE RENs IS LIMITED TO THE MAXIMUM TOTAL RETURN– For each REN, if the applicable index return is positive, you will receive at maturity your principal plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the index appreciation, which may be significant.

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Certain Risk Considerations – General

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS - As a holder of any notes that may be issued by us, you may not receive any interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities comprising the underlying index or basket may have.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES DESCRIBED ABOVE PRIOR TO MATURITY - While the payment at maturity described in the term sheet, pricing supplement or prospectus, as the case may be (each an "Offering Document" and collectively, the "Offering Documents") would be based on the full principal amount of any notes sold by J.P. Morgan Chase & Co., the original issue price of any notes we issue includes an agent's commission and the cost of hedging our obligations under such notes through one or more of our affiliates. As a result, the price, if any, at which an affiliate of J.P. Morgan will be willing to purchase such notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes described will not be designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD ANY NOTES THAT WE ULTIMATELY ISSUE TO MATURITY.

POTENTIAL CONFLICTS - We and our affiliates play a variety of roles in connection with any potential issuance of the notes described in the Offering Documents, including acting as calculation agent and hedging our obligations under such notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours would be potentially adverse to your interests as an investor in such notes.

LACK OF LIQUIDITY - The notes described above will not be listed on any securities exchange. There may be no secondary market for such notes, and an affiliate of J.P. Morgan will not be required, although we intend to do so, to purchase notes in the secondary market. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell any notes issued by J.P. Morgan Chase & Co. easily. Because other dealers are not likely to make a secondary market for such notes, prices for the notes described above in any secondary market are likely to depend on the price, if any, at which an affiliate of J.P. Morgan is willing to buy such notes.

J.P. MORGAN CREDIT RISK - Because any notes that may be issued by us would be our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES DESCRIBED ABOVE - In addition to the level of the underlying index or basket on any day, the value of any notes that may be issued by us described above will be affected by a number of economic and market factors that may either offset or magnify each other, including:

- the expected volatility of the underlying index or basket;
- the time to maturity of the notes described in the Offering Documents;
- if the underlying index or indices are linked to equity securities, the dividend rate on the common stocks underlying the index or indices;
- if the underlying index or indices or basket are linked to commodities, the market price of the physical commodities upon which the futures contracts that compose the underlying index or indices or basket of commodities are based or the exchange-traded futures contracts on such commodities;
- interest and yield rates in the market generally;
- a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events; and
- our credit worthiness.

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General Risk Considerations

CD Risk Considerations

BREN Risk Considerations

REN Risk Considerations

Certain Risk Considerations – General

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS - As a holder of any notes that may be issued by us, you may not receive any interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities comprising the underlying index or basket may have.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES DESCRIBED ABOVE PRIOR TO MATURITY - While the payment at maturity described in the term sheet, pricing supplement or prospectus, as the case may be (each an "Offering Document" and collectively, the "Offering Documents") would be based on the full principal amount of any notes sold by J.P. Morgan Chase & Co., the original issue price of any notes we issue includes an agent's commission and the cost of hedging our obligations under such notes through one or more of our affiliates. As a result, the price, if any, at which an affiliate of J.P. Morgan will be willing to purchase such notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes described will not be designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD ANY NOTES THAT WE ULTIMATELY ISSUE TO MATURITY.

POTENTIAL CONFLICTS - We and our affiliates play a variety of roles in connection with any potential issuance of the notes described in the Offering Documents, including acting as calculation agent and hedging our obligations under such notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours would be potentially adverse to your interests as an investor in such notes.

LACK OF LIQUIDITY - The notes described above will not be listed on any securities exchange. There may be no secondary market for such notes, and an affiliate of J.P. Morgan will not be required, although we intend to do so, to purchase notes in the secondary market. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell any notes issued by J.P. Morgan Chase & Co. easily. Because other dealers are not likely to make a secondary market for such notes, prices for the notes described above in any secondary market are likely to depend on the price, if any, at which an affiliate of J.P. Morgan is willing to buy such notes.

J.P. MORGAN CREDIT RISK - Because any notes that may be issued by us would be our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES DESCRIBED ABOVE - In addition to the level of the underlying index or basket on any day, the value of any notes that may be issued by us described above will be affected by a number of economic and market factors that may either offset or magnify each other, including:

- the expected volatility of the underlying index or basket;
- the time to maturity of the notes described in the Offering Documents;
- if the underlying index or indices are linked to equity securities, the dividend rate on the common stocks underlying the index or indices;
- if the underlying index or indices or basket are linked to commodities, the market price of the physical commodities upon which the futures contracts that compose the underlying index or indices or basket of commodities are based or the exchange-traded futures contracts on such commodities;
- interest and yield rates in the market generally;
- a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events; and
- our credit worthiness.

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Certain Risk Considerations – Certificates of Deposit (CDs)

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS - As a holder of any CDs that may be issued by us, you may not receive any interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the underlying security or the securities > comprising any underlying index, fund or basket may have.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE CDs DESCRIBED ABOVE PRIOR TO MATURITY - While any payments on the CD's described in the Offering Documents would be based on the full principal amount of any CDs sold by JPMorgan Chase Bank N.A., the original issue > price of any CDs we issue includes an agent's commission and the cost of hedging our obligations under such CDs. As a result, the price, if any, at which an affiliate of J.P. Morgan will be willing to purchase such CDs from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The CDs described will not be designed to be short-term trading instruments. YOUR PRINCIPAL IS PROTECTED ONLY AT MATURITY.

POTENTIAL CONFLICTS - We and our affiliates play a variety of roles in connection with any potential issuance of the CDs described in the Offering Documents, including acting as calculation agent and hedging our obligations under such CDs. In performing these duties, the economic interests of the calculation agent and other affiliates of ours would be potentially adverse to your interests as an investor in such CDs.

LACK OF LIQUIDITY - The CDs will not be listed on an organized securities exchange. There may be little or no secondary market for the CDs. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the CDs easily. J.P. Morgan Securities LLC may act as a market maker for the CDs, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the CDs, the price at which you may be able to trade your CDs is likely to depend on the price, if any, at which J.P. Morgan Securities LLC is willing to buy the CDs. If at any time J.P. Morgan Securities LLC was not acting as a market maker, it is likely that there would be little or no secondary market for the CDs.

YOU WILL HAVE LIMITED RIGHTS TO WITHDRAW YOUR FUNDS PRIOR TO THE STATED MATURITY DATE OF THE CDs. - By purchasing a CD, you will agree with JPMorgan Chase Bank, NA to keep your funds on deposit for the term of the CD. Early withdrawals are permitted only in the event of the death or adjudication of incompetence of the beneficial owner of a CD. Therefore, you should not rely on this possibility for gaining access to your funds prior to the stated maturity date in the Offering Documents.

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Certain Risk Considerations – Return Enhanced Notes (BRENs)

YOUR INVESTMENT MAY RESULT IN A LOSS– BRENs do not guarantee any return of principal in excess of the buffer amount and, in some structures, may not return any principal at all. The return on the BRENs at maturity is linked to the performance of the applicable underlying index and will depend on whether and the extent to which the underlying index return is positive or negative during the term of the BRENs. If the notes have a 1:1 downside leverage factor beyond the buffer, your investment will be exposed to any decline in the level of the index, as compared to its starting level, beyond the buffer amount.

YOUR MAXIMUM GAIN ON THE BRENs MAY BE LIMITED TO THE MAXIMUM TOTAL RETURN– For each BREN, if the applicable index return is positive, you will receive at maturity your principal plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the index appreciation, which may be significant.

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Certain Risk Considerations – Return Enhanced Notes (RENs)

YOUR INVESTMENT MAY RESULT IN A LOSS– RENs do not guarantee any return of principal. The return on the RENs at maturity is linked to the performance of the applicable underlying index and will depend on whether and the extent to which the underlying index return is positive or negative during the term of the RENs.

YOUR MAXIMUM GAIN ON THE RENs IS LIMITED TO THE MAXIMUM TOTAL RETURN– For each REN, if the applicable index return is positive, you will receive at maturity your principal plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the index appreciation, which may be significant.

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